     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 2001



                                                      REGISTRATION NO. 333-63566

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                         NORTHERN BORDER PARTNERS, L.P.
               (Exact name of registrant as specified in charter)

                   DELAWARE                                      93-1120873
       (State or other jurisdiction of                        (I.R.S. Employer
        incorporation or organization)                      Identification No.)

                    1400 SMITH STREET, HOUSTON, TEXAS 77002
                                 (713) 853-6161
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                                 JANET K. PLACE
                            1111 SOUTH 103RD STREET
                           OMAHA, NEBRASKA 68124-1000
                                 (402) 398-7886
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                    Please Send Copies of Communications to:

                             ROBERT S. BAIRD, ESQ.
                             VINSON & ELKINS L.L.P.
                        600 CONGRESS AVENUE, SUITE 2700
                              AUSTIN, TEXAS 78701
                                 (512) 495-8400

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE COMMON UNITS OFFERED BY THIS PROSPECTUS MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE COMMON UNITS, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE COMMON UNITS, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED JULY 25, 2001.


PROSPECTUS

                             5,711,901 COMMON UNITS

                         NORTHERN BORDER PARTNERS, L.P.
                     REPRESENTING LIMITED PARTNER INTERESTS

                            ------------------------

     This prospectus relates to 5,711,901 common units representing limited partner interests in Northern Border Partners that may be offered from time to time by the unitholders named in this prospectus. An offering unitholder may sell none, some or all of the common units offered by this prospectus. We cannot predict when or in what amounts an offering unitholder may sell any of the common units offered by this prospectus. We will not receive any of the proceeds from the sale of common units offered.


     Our common units are traded on the New York Stock Exchange under the symbol "NBP." On July 23, 2001, the last reported sales price of our common units on the New York Stock Exchange was $39.55 per common unit.


                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE COMMON UNITS OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS           , 2001.

                               TABLE OF CONTENTS


                                                              PAGE NO.
                                                              --------
The Offered Securities......................................      2
Where You Can Find More Information.........................      2
Cautionary Statement Regarding Forward Looking Statements...      3
Our Business................................................      4
Our Structure...............................................      7
Factors Affecting the Results of Our Strategy...............      8
Common Units................................................      8
Use of Proceeds.............................................      9
Tax Considerations..........................................      9
Offering Unitholders........................................     22
Plan of Distribution........................................     23
Legal Matters...............................................     24
Experts.....................................................     24


     TO UNDERSTAND US AND THE TERMS OF OUR COMMON UNITS, YOU SHOULD CAREFULLY READ THIS DOCUMENT TOGETHER WITH ANY AND ALL PROSPECTUS SUPPLEMENTS BEFORE YOU INVEST. YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN "WHERE YOU CAN FIND MORE INFORMATION" BELOW FOR INFORMATION ON US AND FOR OUR FINANCIAL STATEMENTS.

                             THE OFFERED SECURITIES


     This prospectus is part of a registration statement (No. 333-63566) that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, the former owners of Bear Paw Investments LLC, who are listed under the heading "Offering Unitholders" in this prospectus, may offer from time to time up to 5,711,901 common units representing limited partner interests. An offering unitholder may sell none, some or all of the common units offered by this prospectus. We cannot predict when or in what amounts an offering unitholder may sell any of the common units offered by this prospectus. Prospectus supplements may add, update or change information contained in this prospectus. Therefore, before you invest in the common units, you should read this prospectus, any prospectus supplements and all additional information referenced in the next section.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically. SEC filings are also available on this web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this registration statement, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all offerings under this registration statement are completed:

     - our annual report on Form 10-K for the year ended December 31, 2000;

     - our quarterly report on Form 10-Q for the quarter ended March 31, 2001;
       and

     - our current report on Form 8-K filed with the SEC on May 17, 2001.

     You may request a copy of these filings at no cost, by making written or telephone requests for such copies to:

        Investor Relations
        Northern Border Partners, L.P.
        1111 South 103rd Street
        Omaha, Nebraska 68124-1000
        Telephone: (877) 208-7318

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Exchange Act. In general, any statement other than a statement of historical fact is a forward looking statement. These statements appear in a number of places in this prospectus and include statements regarding our plans, beliefs and expectations with respect to, among other things:

     - future acquisitions;

     - expected future costs;

     - future capital expenditures;

     - trends affecting our future financial condition or results of operations; and

     - our business strategy regarding future operations.

     Any such forward looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results for a number of reasons, including:

     - industry conditions;

     - future demand for natural gas in the markets served by our pipelines;

     - availability of supplies of Canadian natural gas and the rate of progress of developing those supplies;

     - availability and prices of supplies of natural gas in the Powder River, Wind River and Williston Basins and the rate of progress of developing those supplies and developing additional transportation capacity out of the Powder River and Wind River Basins;

     - political and regulatory developments that impact Federal Energy Regulatory Commission proceedings involving Northern Border Pipeline and Midwestern Gas Transmission Company;

     - competitive developments by Canadian and other U.S. natural gas transmission companies;

     - political and regulatory developments in the United States and in Canada; and

     - conditions of the capital markets.

                                  OUR BUSINESS

     We were formed in 1993 to acquire, own and manage pipeline and other midstream energy assets through a subsidiary limited partnership, Northern Border Intermediate Limited Partnership. Northern Plains Natural Gas Company, Pan Border Gas Company and Northwest Border Pipeline Company serve as our general partners. Northern Plains and Pan Border are wholly-owned subsidiaries of Enron Corp., and Northwest Border is a wholly-owned subsidiary of The Williams Companies, Inc. We are managed by our partnership policy committee consisting of three members appointed by our three general partners. Our general partners hold an aggregate 2% general partner interest in us, and Northern Plains or its affiliates own common units representing an aggregate 7.6% limited partner interest in us.

INTERSTATE NATURAL GAS PIPELINE SYSTEM

     Northern Border Pipeline System. We own a 70% general partner interest in Northern Border Pipeline. The remaining 30% general partner interest in Northern Border Pipeline is owned by TC PipeLines, LP. Our interest in Northern Border Pipeline currently represents over 65% of our assets and provides us with stable, fixed-rate cash flows. Northern Border Pipeline owns a 1,214-mile United States interstate pipeline system that transports natural gas from the Canadian border at Port of Morgan, Montana to end markets in the midwestern United States. Northern Border Pipeline originally placed its interstate pipeline system in service in 1982 with capacity additions to the pipeline system in 1991 and 1992 and most recently completed The Chicago Project expansion in late 1998. The Chicago Project increased the pipeline system's capacity by 42% to 2.4 billion cubic feet per day on the 822-mile segment of the pipeline and expanded its delivery service to the Chicago market area. As a result of the project, Northern Border Pipeline is able to deliver to Chicago 645 million cubic feet per day, an amount equal to approximately 20% of the natural gas baseload of the local natural gas distribution companies in the Chicago area. An additional expansion project, Project 2000, will expand and extend the pipeline system into Indiana. Project 2000 will afford shippers on the pipeline system access to industrial natural gas consumers in northern Indiana, and we expect it to be in service by November 2001. As a result of the Project 2000 expansion, the pipeline system will have the ability to transport 1.5 billion cubic feet per day from Ventura, Iowa to Harper, Iowa, 844 million cubic feet per day from Harper, Iowa to Manhattan, Illinois and 544 million cubic feet per day on the new extension from Manhattan, Illinois to North Hayden, Indiana.

     The Northern Border Pipeline system has pipeline access to natural gas reserves in the western Canadian sedimentary basin located in the Canadian provinces of Alberta, British Columbia and Saskatchewan, as well as the Williston Basin in the United States. The pipeline system also has access to synthetic gas processed at the Dakota Gasification Plant in North Dakota. Northern Border Pipeline provides its shippers access to markets in the Midwest through interconnecting pipeline facilities, as well as direct access to the Chicago markets. Northern Border Pipeline shippers can arrange transportation, displacement and exchange arrangements with third parties to provide access beyond Chicago to markets throughout the United States.

     The pipeline system consists of 822 miles of 42-inch diameter pipe designed to transport 2.4 billion cubic feet per day from the Canadian border to Ventura, Iowa; 30-inch diameter pipe and 36-inch diameter pipe, each approximately 147 miles in length, designed to transport 1.3 billion cubic feet per day from Ventura, Iowa to Harper, Iowa; and 226 miles of 36-inch diameter pipe and 19 miles of 30-inch diameter pipe designed to transport 645 million cubic feet per day from Harper, Iowa to a terminus near Manhattan, Illinois, which is located in the Chicago area. Along the pipeline there are fifteen compressor stations with total rated horsepower of 476,500 and measurement facilities to support the receipt and delivery of natural gas at various points. Other facilities include four field offices and a communication system.

     The Northern Border Pipeline management committee, which is comprised of three representatives selected by us (one designated by each general partner) and one representative of TC PipeLines, oversees the management of Northern Border Pipeline. Northern Plains operates the pipeline system pursuant to an operating agreement.

     Midwestern Gas Transmission Pipeline System. The Midwestern pipeline system consists of 350 miles of natural gas transmission pipeline and 70,170 compressor horsepower with forward haul design capacity of

650 million cubic feet per day and backhaul capacity of 350 million cubic feet per day. The system consists of a single 30-inch mainline extending from an interconnection with Tennessee Gas Pipeline at Portland, Tennessee to its terminus at Joliet, Illinois. Midwestern serves both the Chicago market as well as markets in Kentucky, southern Illinois and Indiana, including the rapidly growing power generation segment in these areas.

GAS GATHERING AND PROCESSING

     Bear Paw Energy. Through our wholly-owned subsidiary, Bear Paw Energy, we own extensive gathering and processing operations in the Powder River Basin in Wyoming and the Williston Basin in Montana and North Dakota. Bear Paw Energy has approximately 226,000 leasehold production acres under dedication and over 600 miles of gathering lines in the Powder River Basin. In the Williston Basin, Bear Paw Energy has over 2,800 miles of gathering lines and four natural gas processing plants with 90 million cubic feet per day of capacity.

     Crestone. Through our wholly-owned subsidiary, Crestone Energy Ventures, we own 100% of Crestone Gathering Services, a 49% interest in Bighorn Gas Gathering, a 33.33% interest in Fort Union Gas Gathering and a 35% interest in Lost Creek Gathering. Crestone Gathering, Bighorn, Fort Union and Lost Creek collectively own almost 600 miles of natural gas gathering facilities in Wyoming. The gathering facilities interconnect to the interstate gas pipeline grid serving natural gas markets in the Rocky Mountains, the Midwest and California.

     - Crestone Gathering has more than 90,000 leasehold production acres under dedication, 139 miles of gathering lines and 37,389 compressor horsepower in the Powder River Basin. The Crestone Gathering system connects into Fort Union directly and through third party gathering systems.

     - Fort Union gathers coal seam methane gas produced in the Powder River Basin in northeastern Wyoming. Fort Union's system, which consists of 106 miles of gathering lines, is capable of delivering more than 450 million cubic feet per day of coal seam methane gas into the interstate gas pipeline grid. Fort Union has commenced construction of an expansion to increase its system's capacity to 634 million cubic feet per day that is expected to be in service by October 2001.

     - Bighorn gathers coal seam methane gas produced in the Powder River Basin in northeastern Wyoming. Bighorn's system, which consists of 188 miles of gathering lines, is capable of gathering more than 250 million cubic feet per day of coal seam methane gas for delivery to the Fort Union gathering system. Under various agreements, the majority of which are long term, producers have dedicated their reserves to Bighorn, giving Bighorn the right to gather coal seam methane gas produced in areas of Wyoming covering 800,000 acres.

     - Lost Creek gathers natural gas produced from conventional natural gas wells in the Wind River Basin in central Wyoming and has approximately 160 miles of gathering lines. The system is capable of delivering more than 275 million cubic feet per day of natural gas into the interstate gas pipeline grid.

     Canadian Midstream Assets. Through our wholly-owned subsidiary, Border Midstream Services, Ltd., we own Canadian assets which include the Mazeppa and Gladys plants, gas gathering systems and a minority interest in the Gregg Lake/Obed Pipeline. The Mazeppa plant is a sour gas processing plant with 82 million cubic feet per day of combined capacity and associated gathering lines. The Gladys plant is a sour gas processing plant with 5 million cubic feet per day of capacity. The Gregg Lake/Obed Pipeline is comprised of 85 miles of gathering lines with a capacity of 150 million cubic feet per day.

OTHER ASSETS

     We also own Black Mesa Holdings, Inc., which owns a 273-mile coal slurry pipeline originating at a coal mine in Kayenta, Arizona. The coal slurry pipeline transports crushed coal suspended in water to the Mohave Generating Station in Laughlin, Nevada. The capacity of the pipeline is fully contracted to the coal supplier for the Mohave Generating Station through the year 2005. The pipeline is operated by Black Mesa Pipeline

Operations, LLC, our wholly-owned subsidiary. Black Mesa accounts for an immaterial portion of our assets, income and cash flow.

OPERATING AND ADMINISTRATIVE SERVICES

     Northern Plains and NBP Services Corporation, wholly-owned subsidiaries of Enron, provide operating and administrative services for us and our subsidiaries under services and operating agreements. Northern Plains operates the Northern Border Pipeline system and Midwestern, and NBP Services provides administrative services for us and administrative and operating services for Crestone Energy Ventures, Bear Paw Energy and other subsidiaries. Black Mesa's operating services are provided by its own employees. Northern Plains and NBP Services have approximately 320 individuals involved in operating activities. In consideration for their services, NBP Services and Northern Plains are reimbursed for their direct and indirect costs and expenses, including an allocated portion of employee time and Enron's overhead costs. The only individuals that are represented by a labor union or covered by a collective bargaining agreement are approximately 26 of the 58 employees of Black Mesa, who are represented by the United Mine Workers. The operations of the Canadian assets are outsourced to an unaffiliated third party.

OUR BUSINESS STRATEGY

     Our objective is to continue to be a leading, growth-oriented master limited partnership with a goal of increasing our cash flow and distributions to unitholders. We intend to execute our business strategy by:

     - Maintaining the current high utilization of our regulated, interstate pipeline assets, by:

      -- Continuing to develop superior market access for shippers in the regions that we serve

      -- Aggressively pursuing service to new electric generation facilities

      -- Creating and delivering new value-added services beneficial to our customers

     - Increasing the capacity and efficiency of our pipeline, gathering and processing assets, by:

      -- Targeting pipeline expansion supported by long-term, fee-based or fixed-rate contracts

      -- Aggressively controlling operating costs

     - Acquiring additional natural gas-related assets with relatively stable cash flow characteristics and potential for future growth in the United States and Canada

     - Maintaining our strong financial position and our ability to access capital to fund future growth prospects


SECOND QUARTER 2001 RESULTS



     For the second quarter 2001, our recurring net income was $22.9 million or $0.54 per common unit compared to $18.0 million or $0.60 per common unit for the second quarter 2000. The average common units outstanding for the quarter increased by 10 million common units, which reduced earnings per common unit for the quarter compared to the second quarter 2000. Since the beginning of the year, we have issued approximately $350 million of new equity to fund recent acquisitions and position us for future growth.



     Our results for the second quarter 2001 included an extraordinary loss of $1.2 million ($0.03 per common unit), attributable to the restructuring of debt at Black Mesa. We expect the restructuring to result in net interest savings over the remaining life of the debt. Additionally, we recorded a charge, net of minority interest, of $1.2 million ($0.03 per common unit) for an uncollectible receivable from a telecommunications company that had purchased excess capacity on Northern Border Pipeline's communications system.

                                 OUR STRUCTURE

     The following chart depicts our organization, our structure and our interests in Northern Border Pipeline, Bear Paw Energy, Crestone Energy Ventures, Midwestern, Border Midstream Services and Black Mesa Holdings.

                                    (GRAPH)
---------------

(1) Northern Plains, Pan Border and Northwest Border serve as our general partners. Northern Plains and Pan Border are subsidiaries of Enron, and Northwest Border is a subsidiary of The Williams Companies, Inc.

                 FACTORS AFFECTING THE RESULTS OF OUR STRATEGY

     Part of our business strategy is to expand existing assets and acquire additional assets and businesses that will allow us to increase our cash flow and distributions to unitholders. Recently, we have made several acquisitions that significantly increased our asset base and expanded our business beyond interstate natural gas pipeline operations. Unexpected costs or challenges may arise whenever we acquire new assets or businesses. Unlike our regulated interstate natural gas pipeline operations, which provide relatively stable cash flows, the cash flows from our recent acquisitions and other future acquisitions may be less predictable, which could in turn affect the amount of cash we have available for distribution. Successful acquisitions require management and other personnel to devote significant amounts of time to new businesses or integrating the acquired assets with existing businesses. These efforts may temporarily distract management's attention from day-to-day business, the development or acquisition of new assets or businesses and other opportunities.

     Our ability to expand our midstream gas gathering businesses will depend in large part on the pace of drilling and production activity in the Powder River, Wind River and Williston Basins. Drilling and production activity will be impacted by a number of factors beyond our control, including demand for and prices of natural gas, the ability of producers to obtain necessary permits and capacity constraints on natural gas transmission pipelines that transport gas from the producing areas to the Rocky Mountain, Midwest and California markets. If drilling and production activity proceeds at levels that are lower than those projected at the time of the acquisitions, we may not realize the expected increases in income and cash flow.

     Although our business strategy is to pursue fee-based and fixed-rate contracts, some of our gas processing facilities are subject to certain contracts that give us quantities of natural gas and natural gas liquids as payment for our processing services. The income and cash flow from these contracts will be impacted directly by changes in these commodity prices. We have hedged a substantial portion of our commodity price risk under these contracts for 2001 and approximately one-fourth of our commodity price risk for 2002.

     We may need new capital to finance future acquisitions and expansions. If our access to capital is limited, this will impair our ability to execute our growth strategy. As we acquire new businesses and make additional investments in existing businesses, we may need to increase borrowings and issue additional equity in order to maintain an appropriate capital structure. This may impact the market value of our common units.

                                  COMMON UNITS


     We currently have 41,623,014 common units outstanding, representing a 98% limited partner interest. Our common units are our only outstanding limited partner interests. Thus, our equity consists of general partner interests representing in the aggregate a 2% interest and common units representing in the aggregate a 98% limited partner interest. Prior to January 19, 1999, we had outstanding limited partner interests designated as subordinated units, but all of our outstanding subordinated units were converted to common units on that date.


DISTRIBUTIONS

     In general, the general partners are entitled to 2% of all cash distributions, and the holders of common units are entitled to the remaining 98% of all cash distributions, except that the general partners are entitled to incentive distributions if the amount distributed with respect to any quarter exceeds $0.605 per common unit ($2.42 annualized). Under the incentive distribution provisions, the general partners are entitled to 15% of amounts distributed in excess of $0.605 per common unit, 25% of amounts distributed in excess of $0.715 per common unit ($2.86 annualized) and 50% of amounts distributed in excess of $0.935 per common unit ($3.74 annualized). The amounts that trigger incentive distributions at various levels are subject to adjustment in certain events, as described in our partnership agreement. We recently announced an increase in our distribution to $0.7625 per common unit ($3.05 per common unit annualized), effective with the first quarter 2001 distribution.

VOTING

     Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders; provided that, if at any time any person or group owns beneficially 20% or more of all common units, such common units so owned may not be voted on any matter and may not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement.

LISTING

     Our outstanding common units are listed on the New York Stock Exchange under the symbol "NBP." Any additional common units we issue will also be listed on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the common units is EquiServe Trust Company, N.A.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common units by the offering unitholders named in this prospectus.

                               TAX CONSIDERATIONS

     This section is a summary of all the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Vinson & Elkins L.L.P., insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to both Northern Border Partners, L.P. and Northern Border Intermediate Limited Partnership.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

     All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel and are based on the accuracy of the representations made by us.

     No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partners. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

     For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

          (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "-- Tax Consequences of Unit Ownership -- Treatment of Short Sales");

          (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read
     "-- Disposition of Common Units -- Allocations Between Transferors and Transferees"); and

          (3) whether our method for depreciating Section 743 adjustments is sustainable (please read "-- Tax Consequences of Unit Ownership -- Section 754 Election").

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

     No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating partnership as partnerships for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, Northern Border Partners and Northern Border Intermediate Limited Partnership have been and will be classified as partnerships for federal income tax purposes.

     Treasury Regulations pertaining to the classification of entities such as partnerships or corporations for federal income tax purposes were significantly revised effective January 1, 1997. Pursuant to these revised Treasury Regulations, known as the "check-the-box" regulations, entities organized as limited partnerships under domestic partnership statutes are treated as partnerships for federal income tax purposes unless they elect to be treated as corporations. Domestic limited partnerships in existence prior to 1997 and classified as partnerships as of December 31, 1996, under the prior Treasury Regulations generally would continue to be classified as partnerships after 1996 unless they formally elected another form of classification under the "check-the-box" regulations. We have not filed an election to be treated as a corporation under the "check-the-box" regulations, and counsel has rendered its opinion that we were treated as partnerships on December 31, 1996, under the prior Treasury Regulations and continue to be treated as partnerships.

     In rendering its opinion that we have been and will continue to be treated as partnerships for federal income tax purposes, our counsel has relied on the following factual representations that we and our general partners made about Northern Border Partners and Northern Border Intermediate Limited Partnership:

     - Neither Northern Border Partners nor Northern Border Intermediate Limited Partnership will elect to be treated as a corporation;

     - Each partnership has operated and will continue to operate in accordance with applicable state partnership statutes, the partnership agreements and in the manner described in this prospectus; and

     - For each taxable year, more than 90% of our gross income will be income from sources that, in our counsel's opinion, generates "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code, as described below.

     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable

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year consists of "qualifying income." Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation and marketing of any mineral or natural resource. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partners and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income.

     If we fail to satisfy the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

     The discussion below is based on the conclusion that we will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

     Unitholders who have become limited partners of Northern Border Partners will be treated as partners of Northern Border Partners for federal income tax purposes. Also:

     - assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

     - unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

     A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "-- Tax Consequences of Unit Ownership -- Treatment of Short Sales."

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

     Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP

  Flow-through of Taxable Income

     We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

  Treatment of Distributions

     Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including our general partners, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "-- Limitations on Deductibility of Losses."

     A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 assets deemed relinquished in the exchange.

  Basis of Common Units

     A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to our general partners, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read
"-- Disposition of Common Units -- Recognition of Gain or Loss."

  Limitations on Deductibility of Losses

     The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less

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

than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

  Limitations on Interest Deductions

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." The IRS has indicated that net passive income from a publicly-traded partnership is investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     - interest on indebtedness properly allocable to property held for investment;

     - our interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

  Entity-Level Collections

     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or our general partners or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the

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

payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

  Allocation of Income, Gain, Loss and Deduction

     In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partners and the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated first to the general partners and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partners.

     An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of contributed property, and "tax" capital account, credited with the tax basis of contributed property, referred to in this discussion as the "book-tax disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of all the partners to distributions of capital upon liquidation.

     Counsel is of the opinion that, with the exception of the issues described in "-- Tax Consequences of Unit Ownership -- Section 754 Election" and
"-- Disposition of Common Units -- Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

  Treatment of Short Sales

     A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

     - any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

     - any cash distributions received by the unitholder as to those units would be fully taxable; and

     - all of these distributions would appear to be ordinary income.

     Counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "-- Disposition of Common Units -- Recognition of Gain or Loss."

  Alternative Minimum Tax

     Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for

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

noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

  Tax Rates

     In general the highest effective United States federal income tax rate for individuals beginning July 1, 2001 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2001 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

  Section 754 Election

     We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components:
(1) his share of our tax basis in our assets ("common basis") and (2) his
Section 743(b) adjustment to that basis.

     Treasury Regulations under Section 743 require a portion of the Section 743(b) adjustment attributable to property subject to cost recovery deductions under Section 168 to be recovered over the remaining cost recovery period for the Section 704(c) built-in gain in such property. Recently finalized Treasury Regulations under Section 197 similarly require a portion of the Section 743(b) adjustment attributable to amortizable section 197 intangibles to be amortized over the remaining amortization period for the Section 704(c) built-in gain in such intangibles. These Treasury Regulations apply only to partnerships that have adopted the remedial method, which we may adopt. If a different method is adopted, the Section 743(b) adjustment attributable to property subject to cost recovery deductions under Section 168 or amortization under Section 197 must be taken into account as if it were newly-purchased property placed in service when the transfer giving rise to the Section 743(b) adjustment occurs. Regardless of the method adopted, Treasury Regulation Section 1.167(c)-1(a)(6) requires the portion of a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code to be depreciated using either the straight-line method or the 150% declining balance method.

     Under our partnership agreement, our general partners are authorized to adopt a convention to preserve the uniformity of units even if that convention is not consistent with specified Treasury Regulations. Although our counsel is unable to opine as to the validity of such an approach, we intend to adopt a method to depreciate and amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property that will preserve the uniformity of units.

     The method we adopt for amortizing and depreciating the Section 743(b) adjustment may be inconsistent with the Treasury Regulations. If the IRS successfully challenged our method for depreciating or amortizing the Section 743(b) adjustment, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions.

     A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and a smaller share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

     The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b)

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

adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

TREATMENT OF OPERATIONS

  Accounting Method and Taxable Year

     We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "-- Disposition of Common Units -- Allocations Between Transferors and Transferees."

  Valuation and Tax Basis of Our Properties

     The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

DISPOSITION OF COMMON UNITS

  Recognition of Gain or Loss

     Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

     Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

     Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 20%. However, a portion of this gain or loss, which may be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture
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

may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted basis for all those interests. Upon a sale or disposition of less than all of those interests, a portion of that basis must be allocated to the interests sold using an "equitable apportionment" method. The IRS has recently finalized regulations under Section 1223 of the Internal Revenue Code that make it clear that this ruling applies to publicly traded partnerships such as us. These recently finalized regulations would, however, allow a selling unitholder who can identify the units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the proposed regulations.

     Specific provisions of the Internal Revenue Code affect the taxation of partnership interests by treating a taxpayer as having sold an appreciated partnership interest (one in which gain would be recognized if it were sold, assigned or terminated at its fair market value), if the taxpayer or related persons enter(s) into:

     - a short sale;

     - an offsetting notional principal contract; or

     - a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

  Allocations Between Transferors and Transferees

     In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the last day of the preceding month (the "allocation date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the allocation date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

     A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

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  Notification Requirements

     A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

  Constructive Termination

     We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

  Uniformity of Units

     Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "-- Tax Consequences of Unit Ownership -- Section 754 Election."

     Under our partnership agreement, our general partners are authorized to adopt a depreciation and amortization convention to preserve the uniformity of units even if that convention is not consistent with specified Treasury Regulations. Although our counsel is unable to opine as to the validity of such an approach, we intend to adopt a method to depreciate and amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property that will preserve the uniformity of units. The method we adopt for amortizing and depreciating the Section 743(b) adjustment may be inconsistent with certain Treasury Regulations. Please read "Tax Consequences of Unit Ownership -- 754 Election." The IRS may challenge any method of depreciating and amortizing the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "-- Disposition of Common
Units --  Recognition of Gain or Loss."

  Tax-Exempt Organizations and Other Investors

     Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. And, under rules applicable to publicly traded partnerships, we will withhold tax at the highest effective United States federal income tax rate for individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes.

     In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

ADMINISTRATIVE MATTERS

  Information Returns and Audit Procedures

     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names Northern Plains as our Tax Matters Partner.

     The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a

1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

  Nominee Reporting

     Persons who hold an interest in us as a nominee for another person are required to furnish to us:

          (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

          (b) whether the beneficial owner is

             (1) a person that is not a United States person,

             (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

             (3) a tax-exempt entity;

          (c) the amount and description of units held, acquired or transferred for the beneficial owner; and

          (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

  Registration as a Tax Shelter

     The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of Treasury because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. Our tax shelter registration number is 93271000031.

     ISSUANCE OF THIS REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

     A unitholder who sells or otherwise transfers a unit must furnish our tax shelter registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. In addition, unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

  Accuracy-related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

          (1) for which there is, or was, "substantial authority," or

          (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

     More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

  State, local and other tax considerations

     In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "-- Tax Consequences of Unit Ownership -- Entity-Level Collections."

     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

                              OFFERING UNITHOLDERS

     On March 30, 2001, we acquired Bear Paw Investments for cash and common units. In connection with the acquisition, we agreed to register the resale by the offering unitholders of the common units issued in the acquisition.

     The information in the table below is as of June 15, 2001 and is based upon information provided by the offering unitholders.


                                                                                            UNITS TO     PERCENT OF
                                                                                            BE OWNED     OUTSTANDING
                                                              UNITS OWNED      UNITS TO       AFTER      UNITS AFTER
NAME                                                        BEFORE OFFERING   BE OFFERED   OFFERING(1)   OFFERING(2)
----                                                        ---------------   ----------   -----------   -----------
Cub Investments, LLC(3)...................................     3,578,779      3,578,779        --             *
Haddington/Chase Energy Partners (Bear Paw) LP............       837,395        837,395        --             *
Cleveptnrs................................................        44,161         44,161        --             *
Thomas J. Edelman(4)......................................       418,253        418,253        --             *
Thomas Edelman Irrevocable Trust fbo Eleanor A. Edelman...        17,159         17,159        --             *
Thomas Edelman Irrevocable Trust fbo Elizabeth A.
  Edelman.................................................        17,159         17,159        --             *
The Albert I. Edelman, Eleanor W. Edelman and Thomas J.
  Edelman Irrevocable Trust fbo Jennifer Edelman Lemler...         6,040          6,040        --             *
The Albert I. Edelman, Eleanor W. Edelman and Thomas J.
  Edelman Irrevocable Trust fbo Cornelia S. Edelman.......         6,040          6,040        --             *
The Albert I. Edelman, Eleanor W. Edelman and Thomas J.
  Edelman Irrevocable Trust fbo Gwen A. Edelman...........         6,040          6,040        --             *
Robert J. Clark(4)........................................       152,180        152,180        --             *
Bear Cub Investments, LLC (4)(5)..........................       225,000        225,000        --             *
Betty Duffell.............................................         3,431          3,431        --             *
R&K Ventures..............................................        43,468         43,468        --             *
Michael R. Henderson(6)...................................        82,298         82,298        --             *
Pierce H. Norton, Jr.(7)..................................        75,121         75,121        --             *
Carl J. Holmgren..........................................        31,707         31,707        --             *
Dixie Forrester(8)........................................        13,041         13,041        --             *
Linda McNamee(8)..........................................        13,041         13,041        --             *
Richard VandeBossche(8)...................................        16,473         16,473        --             *
Cindy K. Rucker...........................................         6,863          6,863        --             *
Chris M. Conley(8)........................................         6,863          6,863        --             *
Bruce A. Duval............................................        20,591         20,591        --             *
Terry Herauf(8)...........................................         6,863          6,863        --             *
Christine M. Eklund.......................................         4,804          4,804        --             *
Nancy Rife................................................         4,804          4,804        --             *
Jonathan Nixon............................................        24,023         24,023        --             *
Stephanie Gork............................................         6,863          6,863        --             *
Jon Whitney...............................................         3,431          3,431        --             *
Dean A. Volesky(8)........................................         6,863          6,863        --             *
Michael D. Rafter(8)......................................         5,697          5,697        --             *
Michael A. Armstrong......................................         3,431          3,431        --             *
John O. Quinnell..........................................         3,431          3,431        --             *
Security Trust Company, Trustee fbo Bear Paw Energy LLC
  Deferred Compensation Plan fbo Michael R. Henderson.....         6,863          6,863        --             *
Security Trust Company, Trustee fbo Bear Paw Energy LLC
  Deferred Compensation Plan fbo Pierce H. Norton.........         6,863          6,863        --             *
Security Trust Company, Trustee fbo Bear Paw Energy LLC
  Deferred Compensation Plan fbo Nancy Rife...............         3,431          3,431        --             *
Security Trust Company, Trustee fbo Bear Paw Energy LLC
  Deferred Compensation Plan fbo Christine M. Eklund......         3,431          3,431        --             *


---------------

(1) The number of common units shown in this column assumes that each offering unitholder sells all of the common units offered by this prospectus that are owned by such offering unitholder and that prior to the sale of such common units such offering unitholder does not acquire additional common units. An offering unitholder may sell none, some or all of the common units offered by such offering unitholder pursuant to this prospectus or may acquire additional common units.

(2) An asterisk indicates ownership of less than 1% of our outstanding common units.

(3) Cub Investments may distribute the common units owned by it to its two members, J.P. Morgan Partners (23A SBIC), LLC and Haddington Energy Partners, L.P., in accordance with their membership interests, and such members may, in turn, distribute the common units to their affiliates. For the purposes of this prospectus, J.P. Morgan Partners, Haddington Energy Partners and any of their affiliated distributees shall be offering unitholders with regard to any common units that may be distributed to them by Cub Investments, and the resale of those common units by J.P. Morgan Partners, Haddington Energy Partners and any of their affiliated distributees shall be covered by this prospectus. If required, the affiliated distributees of J.P. Morgan Partners and Haddington Energy Partners will be named in a prospectus supplement.

(4) Thomas J. Edelman and Robert J. Clark are members of Bear Cub Investments, LLC. Bear Cub Investments' wholly owned subsidiary, Lodgepole Energy Marketing, LLC, and Bear Paw Energy are parties to that certain Natural Gas Liquids Marketing Agreement dated April 1, 2001, under which Lodgepole has agreed to purchase natural gas liquids from Bear Paw Energy.

(5) Bear Cub Investments did not receive common units in our acquisition of Bear Paw Investments. Bear Cub Investments received 112,500 common units from each of Thomas J. Edelman and Robert J. Clark as a capital contribution.

(6) Michael R. Henderson was a vice president of Bear Paw Energy from the time it was acquired by us until June 15, 2001.

(7) Pierce H. Norton, Jr. is currently a vice president of Bear Paw Energy.

(8) These offering unitholders are currently employees of Bear Paw Energy.

                              PLAN OF DISTRIBUTION


     The common units offered by this prospectus are subject to certain restrictions under the Acquisition Agreement, dated as of March 14, 2001, among us, the offering unitholders and others. In connection with our underwritten public offering which closed on May 22, 2001, certain of the offering unitholders agreed not to sell common units on any securities exchange or engage in any derivative transaction that would result in such sale until the expiration of 90 days after the commencement of the public offering without the prior written consent of Salomon Smith Barney, Inc. Subject to those restrictions, offering unitholders (and their successors entitled to registration rights) who have less than 15,000 common units indicated next to their name on the table in the "Offering Unitholders" section of this prospectus may sell the common units offered by this prospectus from time to time (a) in one or more transactions on the New York Stock Exchange at prevailing market prices and (b) in underwritten public offerings. Also subject to the restrictions above, offering unitholders (and their successors entitled to registration rights) who have more than 15,000 common units indicated next to their name on the table in the "Offering Unitholders" section of this prospectus may sell the common units offered by this prospectus from time to time in one or more transactions on the New York Stock Exchange or any other exchange or quotation system on which our common units may be listed or quoted, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The common units may be offered directly to or through underwriters or agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. In addition to the methods of distribution set forth in clauses (a) and (b) of this paragraph the methods by which the offering unitholders who have more than 15,000 common units indicated next to their name in the table in the "Offering Unitholders" section of this prospectus, may sell such common units also include:



     - a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the common units as agent but may position and resell a portion of the block as principal to facilitate the transaction;



     - purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;



     - secondary distributions in accordance with the rules of the New York Stock Exchange;



     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;



     - firm commitment or best efforts underwritings; and



     - privately negotiated transactions.



     An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the offering unitholders or the purchasers of the common units for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an exchange on which our common units are traded may be engaged to act as an offering unitholder's agent in the sale of common units by such offering unitholder.



     Any person who may be deemed to be an "underwriter" within the meaning of the Securities Act will be named in a prospectus supplement, and any underwriting discounts, commissions or fees received by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.



     We have agreed to indemnify the offering unitholders against certain liabilities that they may incur in connection with the sale of the common units registered under this prospectus, including liabilities arising under the Securities Act. Agents, underwriters, brokers and dealers may be entitled under agreements entered into by the offering unitholders or us to indemnification against certain civil liabilities, including liabilities under the Securities Act.



     We cannot assure you that any of the offering unitholders will sell any or all of the common units offered by this prospectus.


                                 LEGAL MATTERS

     Vinson & Elkins L.L.P. has passed upon the validity of the common units offered in this prospectus and the material federal income tax considerations regarding the common units.

                                    EXPERTS

     The consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses we will incur in connection with the offering of the securities being registered. Except for the SEC registration fee, all amounts shown are estimates.

SEC registration fee........................................  $52,807
                                                              -------
Legal fees and expenses.....................................  $20,000
                                                              -------
Accounting fees and expenses................................  $ 5,000
                                                              -------
Miscellaneous...............................................  $20,000
                                                              -------
         Total..............................................  $97,807
                                                              =======

ITEM 15. INDEMNIFICATION OF OFFICERS, GENERAL PARTNERS AND PARTNERSHIP POLICY COMMITTEE MEMBERS.

     Our partnership agreement contains the following provisions relating to indemnification of officers, general partners and partnership policy committee members:

     6.8  Indemnification.

     (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, each General Partner, the members of our Partnership Policy Committee, any Departing Partner, any Person who is or was an officer or director of the Partnership, a General Partner or any Departing Partner and all other Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as (i) a General Partner, a member of our Partnership Policy Committee, a Departing Partner or any of their Affiliates, (ii) an officer, director, employee, partner, agent or trustee of the Partnership, a General Partner, any Departing Partner or any of their Affiliates or (iii) a Person serving at the request of the Partnership in another entity in a similar capacity, provided, that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 6.8 shall be available to the general partners with respect to their obligations incurred pursuant to the Indemnity Agreement, the Underwriting Agreement or the Conveyance Agreement (other than obligations incurred by the general partners on behalf of the Partnership or the Intermediate Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this
Section 6.8 shall be made only out of the assets of the Partnership, it being agreed that the general partners shall not be personally liable for such indemnification and shall have no obligation to us to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

     (b) To the fullest extent permitted by law, expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 6.8(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 6.8.

     (c) The indemnification provided by this Section 6.8 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding common units, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as (i) a General Partner, a member of our Partnership Policy Committee, a Departing Partner or an Affiliate thereof, (ii) an officer, director, employee, partner, agent or trustee of the Partnership, a General Partner, any Departing Partner or an Affiliate thereof or (iii) a Person serving at the request of the Partnership in another entity in a similar capacity, and as to actions in any other capacity (including, without limitation, any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

     (d) The Partnership may purchase and maintain (or reimburse the general partners or their Affiliates for the cost of) insurance, on behalf of the general partners, the members of our Partnership Policy Committee and such other Persons as our Partnership Policy Committee shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     (e) For purposes of this Section 6.8, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 6.8(a); and action taken or omitted by it with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

     (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 6.8 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     (h) The provisions of this Section 6.8 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

     (i) No amendment, modification or repeal of this Section 6.8 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligation of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 6.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

ITEM 16. EXHIBITS.


          *4.1           -- Indenture, dated as of March 21, 2001, between Northern
                            Border Partners, L.P., Northern Border Intermediate
                            Limited Partnership and Bank One Trust Company, N.A.,
                            Trustee. (Exhibit 4.3 to our Annual Report on Form 10-K
                            for the year ended December 31, 2000).
          *4.2           -- Registration Rights Agreement dated March 21, 2001 by and among Northern Border Partners, L.P., Northern Border
                            Intermediate Limited Partnership, Banc of America
                            Securities LLC, SunTrust Equitable Securities
                            Corporation, Banc One Capital Markets, Inc. and BMO
                            Nesbitt Burns Corp. (Exhibit 4.4 to our Annual Report on
                            Form 10-K for the year ended December 31, 2000).

          *4.3           -- Indenture, dated as of August 17, 1999, between Northern
                            Border Pipeline Company and Bank One Trust Company, N.A.,
                            successor to The First National Bank of Chicago, as
                            trustee. (Exhibit 4.1 to Northern Border Pipeline
                            Company's Registration Statement on Form S-4,
                            Registration No. 333-88577).
          *4.4           -- Indenture, dated June 2, 2000, between Northern Border
                            Partners, L.P. and Bank One Trust Company, N.A. (Exhibit
                            4.1 to our Quarterly Report on Form 10-Q for the quarter
                            ended June 30, 2000).
          *4.5           -- First Supplemental Indenture, dated as of September 14,
                            2000, between Northern Border Partners, L.P. and Bank One
                            Trust Company, N.A. (Exhibit 4.2 to our Registration
                            Statement on Form S-4, Registration No. 333-46212).
          *4.6           -- Amended and Restated Agreement of Limited Partnership of
                            Northern Border Partners, L.P. (Exhibit 3.1 to Amendment
                            No. 2 to our Registration Statement on Form S-1,
                            Registration No. 33-66158).
         **5             -- Opinion of Vinson & Elkins L.L.P., as to the validity of the common units.
         **8             -- Tax opinion of Vinson & Elkins L.L.P.
        **23.1           -- Consent of Arthur Andersen LLP.
        **23.2           -- Consent of Vinson & Elkins L.L.P. (contained in Exhibits
                            5 and 8).
        **24             -- Power of Attorney (included on the signature pages of
                            this registration statement).
         *99.1           -- Northern Border Phantom Unit Plan (Exhibit 99.1 to
                            Amendment No. 1 to our Registration Statement on Form
                            S-8, Registration No. 333-66949).


---------------


 * Indicates exhibits incorporated by reference as indicated.



**Indicates exhibits filed previously.


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required in Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Northern Border Partners pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) That, for purposes of determining any liability under the Securities Act, each filing of Northern Border Partners' annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on July 25, 2001.


                                            NORTHERN BORDER PARTNERS, L.P.
                                            (A Delaware Limited Partnership)

                                            By: /s/ WILLIAM R. CORDES
                                              ----------------------------------
                                            Name: William R. Cordes
                                               ---------------------------------
                                            Title: Chief Executive Officer
                                               ---------------------------------


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                /s/ WILLIAM R. CORDES                  Chief Executive Officer and       July 25, 2001
-----------------------------------------------------    Chairman of Partnership
                  William R. Cordes                      Policy Committee (Principal
                                                         Executive Officer)

                          *                            Member of Partnership Policy      July 25, 2001
-----------------------------------------------------    Committee
                  Stanley C. Horton

                          *                            Member of Partnership Policy      July 25, 2001
-----------------------------------------------------    Committee
                Cuba Wadlington, Jr.

                          *                            Chief Financial and Accounting    July 25, 2001
-----------------------------------------------------    Officer (Principal Financial
                   Jerry L. Peters                       and Accounting Officer)



*By:   /s/  WILLIAM R. CORDES

     -------------------------------

           William R. Cordes,


          as attorney-in-fact

                               INDEX TO EXHIBITS


          *4.1           -- Indenture, dated as of March 21, 2001, between Northern
                            Border Partners, L.P., Northern Border Intermediate
                            Limited Partnership and Bank One Trust Company, N.A.,
                            Trustee. (Exhibit 4.3 to our Annual Report on Form 10-K
                            for the year ended December 31, 2000).
          *4.2           -- Registration Rights Agreement dated March 21, 2001 by and among Northern Border Partners, L.P., Northern Border
                            Intermediate Limited Partnership, Banc of America
                            Securities LLC, SunTrust Equitable Securities
                            Corporation, Banc One Capital Markets, Inc. and BMO
                            Nesbitt Burns Corp. (Exhibit 4.4 to our Annual Report on
                            Form 10-K for the year ended December 31, 2000).
          *4.3           -- Indenture, dated as of August 17, 1999, between Northern
                            Border Pipeline Company and Bank One Trust Company, N.A.,
                            successor to The First National Bank of Chicago, as
                            trustee. (Exhibit 4.1 to Northern Border Pipeline
                            Company's Registration Statement on Form S-4,
                            Registration No. 333-88577).
          *4.4           -- Indenture, dated June 2, 2000, between Northern Border
                            Partners, L.P. and Bank One Trust Company, N.A. (Exhibit
                            4.1 to our Quarterly Report on Form 10-Q for the quarter
                            ended June 30, 2000).
          *4.5           -- First Supplemental Indenture, dated as of September 14,
                            2000, between Northern Border Partners, L.P. and Bank One
                            Trust Company, N.A. (Exhibit 4.2 to our Registration
                            Statement on Form S-4, Registration No. 333-46212).
          *4.6           -- Amended and Restated Agreement of Limited Partnership of
                            Northern Border Partners, L.P. (Exhibit 3.1 to Amendment
                            No. 2 to our Registration Statement on Form S-1,
                            Registration No. 33-66158).
         **5             -- Opinion of Vinson & Elkins L.L.P., as to the validity of the common units.
         **8             -- Tax opinion of Vinson & Elkins L.L.P.
        **23.1           -- Consent of Arthur Andersen LLP.
        **23.2           -- Consent of Vinson & Elkins L.L.P. (contained in Exhibits
                            5 and 8).
        **24             -- Power of Attorney (included on the signature pages of
                            this registration statement).
         *99.1           -- Northern Border Phantom Unit Plan (Exhibit 99.1 to
                            Amendment No. 1 to our Registration Statement on Form
                            S-8, Registration No. 333-66949).


---------------


 * Indicates exhibits incorporated by reference as indicated.



**Indicates exhibits filed previously.